Quepasa Corporation

410 N. 44th Street, Suite 450

Phoenix, AZ 85008

(602) 716-0100

November 10, 2005

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Quepasa Corporation—Form SB-2
File Number 333-128078

Attn:	Cheryl Grant

Dear Ms. Grant:

On behalf of Quepasa Corporation (the “Company”), we herewith request acceleration of the effective date of the filing to November 10, 2005 at 4:00 PM Eastern Daylight Time, or as soon as practicable thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey Peterson
Jeffrey Peterson
Chairman and CEO